UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-33853

Trip.com Group Limited

(Registrant’s Name)

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Director Resignation

Mr. Robin Yanhong Li has resigned as a director of Trip.com Group Limited (the “Company”), effective immediately. Following the director resignation, the board of directors of the Company consists of eight (8) directors, including four (4) independent directors. The remaining eight (8) directors will continue their services to the board of directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIP.COM GROUP LIMITED

By :	/s/ Cindy Xiaofan Wang
Name :	Cindy Xiaofan Wang
Title :	Chief Financial Officer

Date: July 20, 2023